UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 1)*
OPES ACQUISITION CORP.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68373P100
(CUSIP Number) December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373P100

1. .			NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westchester Capital Management, LLC 27-3790558
2. .	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3. .			SEC USE ONLY
4. .	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	None
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0%*
12.	TYPE OF REPORTING PERSON		IA

* * The shares previously reported by Westchester Capital Management, LLC (“WCM”) on Schedule 13G were sold. This percentage is calculated as of the close of business on December 31, 2020, at which point WCM no longer held shares of Common Stock of the Issuer.

CUSIP No. 68373P100

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is Opes Acquisition Corp. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at Park Plaza Torre I, Javier Barros Sierra 540, Of. 103, Col. Santa Fe, 01210 México City, México

Item 2(a).	Name of Person Filing
This statement is being filed by Westchester Capital Management, LLC ("WCM"), a Delaware limited liability company (the "Reporting Person").
WCM, a registered investment adviser, serves as investment advisor to each of The Merger Fund ("MF") and The Merger Fund VL ("MF VL", together with MF, the "Funds").  The Funds directly hold common stock for the benefit of the investors in those Funds.  Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of WCM.  Messrs. Behren and Shannon are indirect principal owners of WCM and may control WCM.

Item 2(b).	Address or Principal Business Office or, if none, Residence:
100 Summit Drive, Valhalla, NY 10595
Item 2(c).	Citizenship
WCM is organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2(e).	CUSIP Number
The CUSIP number for the Ordinary Shares is 68373P100.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	[X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 68373P100

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference.  WCM as (a) investment advisor to each of MF and MF VL and may be deemed to beneficially own shares of Ordinary Shares held by MF and MF VL.  Messrs. Behren and Shannon each serve as Co-Presidents of WCM.  By virtue of these relationships, WCM and Messrs. Behren and Shannon may be deemed to beneficially own the Ordinary Shares held by the Funds, however, each of the Reporting Person and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Ordinary Shares, except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that the Reporting Person and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 68373P100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

WESTCHESTER CAPITAL MANAGEMENT, LLC

By:	/s/ Bruce Rubin
Name:	Bruce Rubin
Title:	Chief Operating Officer

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